EX99.5

Westport Fuel Systems Provides Q2 2017

Revenue Guidance and Pro Forma Cash

Summary

July 13, 2017

VANCOUVER, BC – Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) announced today that it expects Q2 2017 revenues to be $57-$59 million for the quarter ended June 30, 2017 and a cash balance of approximately $87 million at June 30, 2017. Westport Fuel Systems also expects to be adjusted EBITDA positive in early 2018.

Westport Fuel Systems has posted an investor presentation on its website with additional information, including a consolidated cash summary of sources and uses for the second half of 2017 and 2018. The presentation can be found at http://wfsinc.com/investors/corporate-overview

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport Fuel Systems in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release includes financial outlook information for Westport Fuel Systems and such information is being provided for the purpose of forecasting Westport Fuel Systems’ Q2 2017 revenues and cash balance at June 30, 2017 and to understand sources and uses of cash for the second half of 2017 and calendar year 2018, and may not be appropriate for, and should not be relied upon for, other purposes.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Caroline Sawamoto

Manager, Investor Relations and Communications

Westport Fuel Systems

T: +1 604-718-2046

invest@wfsinc.com

This press release contains forward-looking statements, including statements regarding revenue and cash balance expectations and cash and capital requirements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks, and are based on assumptions, related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form, the preliminary prospectus supplement and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.